VIA FACSIMILE AND U.S. MAIL

Mail Stop 03-05



							March 28, 2005



Mr. Ernest Pekmezaris
Chief Financial Officer
Luby`s, Inc.
13111 Northwest Freeway, Suite 600
Houston, Texas 77040

Re:    	Luby`s Inc.
       	Form 10-K for the fiscal year ended August 25, 2004 and related materials
	File No. 1-08308


Dear Mr. Pekmezaris:

      We have reviewed your filing and have the following comments.
In view of your Form 8-K filed on March 18, 2005 stating you will be restating your previously filed Form 10-K for the fiscal year ended
August 25, 2004 and your Form 10-Q for the quarterly period ended November 17, 2004, please incorporate any such revisions as a result of our review in these filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended August 25, 2004

Item 7:  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

EBITDA

1. We note your presentation of the non-GAAP measure, EBITDA. You state that you present this measure because you believe it is useful as an operating performance measure. Item 10(e) of Regulation S-K prohibits excluding charges or liabilities that require cash settlement or excluding items that are reasonably expected to recur within two years or had similar charges in the prior two years.
It
appears from your discussion that you use an Adjusted EBITDA measure as defined by your debt agreements. In this regard, you can present such measure to the extent you provide a discussion indicating the materiality of the covenant and agreement, the amount or limit required for compliance with the covenant, and the actual or reasonably likely effects of compliance or non-compliance with the covenant on your financial condition, results of operations and liquidity. Please revise your presentation of EBITDA accordingly. Refer to the guidance provided in our release titled "Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures", specifically question 10.

Liquidity and Capital Resources

2. In lieu of the fact that you have currently identified 26 restaurants as held for sale, in accordance with your previously announced business plan, please expand to discuss the anticipated effect of the sales of these restaurants on your future results of operations and liquidity.

Financial Statements

Consolidated Statements of Operations

3. Rule 5-03(b)(3) of Regulation S-X requires that any material operating costs and expenses that are not captured under the classification of costs and expenses applicable to sales and revenues be separately stated. Please tell us supplementally why you believe it is appropriate to present on a combined basis occupancy costs and other operating expenses. It appears that occupancy costs would be significant enough to be stated separately. Also, consider separately stating other costs included within other operating expenses based upon their significance. Please revise or advise.

4. Based upon your MD&A discussion, it appears that you have included gains on the sales of assets within "Other income, net" on your Consolidated Statements of Operations. Gains and losses recognized on the sale of long-lived assets that are not a component of an entity should be included in income from continuing operations. Please reclassify your gains and losses recognized on the sale of long-lived assets, accordingly. Refer to the guidance in paragraph
45 of SFAS 144.

Consolidated Statements of Cash Flows

5. Revise to present purchases of short-term investments and redemptions/proceeds from short-term investments separately within investing activities or tell us why these investments qualify for net reporting under paragraph 13 of SFAS 95. Refer to the guidance in paragraph 18 of SFAS 95.

Notes to Consolidated Financial Statements

Note 1:  Nature of Operations and Significant Accounting Policies

-Self-Insurance Accruals

6. We note from your disclosure in MD&A that you revised the method used to estimate your workers` compensation and employee injury claims reserve. It appears that the change in methodology of developing these estimates resulted from the use of more comparable
Texas nonsubscriber work injury loss history by your actuary. We further note from footnote 16 that you increased your accrual for estimated workers` compensation and employee injury costs by $1 million in the fourth quarter of 2004. Tell us supplementally and disclose your policy for recognizing liabilities for workers` compensation and employee injury claims prior to and subsequent to adopting your new methodology. Also, revise to clearly discuss in your critical accounting policies section of MD&A the significant assumptions and estimates used in your methodology to determine your liability for incurred claims, both reported and not yet reported.

-Depreciation and Amortization

7. You state that leasehold improvements are amortized over the related lease lives, which are in some cases shorter than the estimated useful lives of the improvements. This appears to imply that you amortize the cost of leasehold improvements over the term of the lease, even in cases in which the lease term is longer than the estimated useful life of the improvement. Leasehold improvements should be amortized over the shorter of the lease term as defined in paragraph 5(f) of SFAS 13 or their estimated useful life. If you amortize your leasehold improvements over the shorter of the improvement`s estimated useful life and the term of the lease, please revise your policy to state this fact; otherwise, please tell us supplementally how your current policy is in accordance with GAAP. Refer to guidance in SFAS 13.

Note 6:  Debt

-Subordinated Notes

8. We note that the terms of your convertible subordinated notes which had been issued to your CEO, Christopher J. Pappas, and COO, Harris J. Pappas, were amended in the fourth quarter of 2004. The amendment changed the related interest rate from LIBOR plus 2.0% to prime plus 5.0% or 4.0%, depending upon the amount of senior debt outstanding. You state that the modification of the notes resulted in the net effect of $125,000 financial benefit in the fourth quarter of fiscal 2004. Tell us supplementally, in detail, how you accounted for the modification of the convertible subordinated notes under GAAP. We may have further comment based on your response.

9. In regards to the amended subordinated note agreements, tell us supplementally why you reflected in your Statements of Shareholders`
Equity a "net change in value of beneficial conversion feature on the convertible subordinated notes" of $6.9 million when you disclose that the beneficial conversion feature was $8.2 million. We note that the beneficial conversion feature recorded on the original issuance of the subordinated notes was $4.7 million. Also, tell us and revise to disclose the convertible features of the notes, specifically when the notes are convertible by the holder. We may have further comment based on your response.

Note 7:  Impairment of Long-Lived Assets and Store Closings
/Discontinued Operations

-Reserve for Restaurant Closings

10. We note that for each of the last three fiscal years, you have reversed certain liabilities, which were previously accrued for based upon a 2001 asset disposal plan, accounted for under EITF 94-3. Please tell us and revise to disclose the line item in your Statements of Operations to which these liabilities were reversed. Confirm to us such costs were reversed through the same line item in the income statement used when those costs were originally recorded.

Note 9:  Leases

11. We note that you disclose that most of your leases include periodic escalation clauses, and that you record increases in rent expense as they become applicable. Paragraph 15 of SFAS 13 indicates that recognition of rent expense should be on a straight-line basis unless another systematic and rational basis is more representative of the time pattern in which use benefit is derived. You state that you do not believe the deviation from the straight-line method has a material effect on your results of operations and financial position.
Tell us supplementally why management believes the variation from the straight-line method is not material, how often an analysis of the effects of straight-line rent and your current method is performed and the results of such analysis. Refer to the guidance provided in
FTB 85-3. We may have further comment upon the receipt of your response.

12. Tell us supplementally and revise to disclose how you account for contingent rentals. Specifically, if you account for contingent rental expense under the guidelines of EITF 98-9, which states that a lessee should recognize contingent rental expense (in annual periods as well as interim periods) prior to the achievement of the specified target that triggers the contingent rental expense, provided that achievement of that target is considered probable.

13. As noted within the discussion of your debt refinancing in note
6, you state that a portion of your new line of credit has been reduced using the proceeds from a sale-leaseback property transaction. Please tell us and expand your disclosures to discuss the nature and terms of the transaction and how it was accounted for under SFAS 13 and 98 or tell us why you believe such disclosure in not required. Also tell us supplementally and disclose if there was any gain or loss realized from the sale-leaseback transaction.

14. We note from your disclosure in Item 2, Properties section of your Form 10-K, that certain of your owned restaurant properties contain excess building space, which is rented to unaffiliated tenants. Please tell us and expand your disclosures in your significant accounting policies to discuss how you account for this rental income. Also, tell us supplementally whether you have recognized the income using the straight-line method, in accordance with paragraph 19(b) of SFAS 13. Revise to provide the required disclosures in paragraph 23 (b) and (c) of SFAS 13 to the extent such rental income is significant.

Note 10:  Employee Benefit Plans and Agreements

15. Please expand your disclosure to include a discussion of your Non-Employee Director Phantom Stock Plan. As part of your response and your revised disclosures, explain in further detail the number and significant terms of the awards made under your phantom stock plan. Refer to the disclosures requirements of paragraphs 47(c) and
47(e) of SFAS 123.

-All Stock Options

16. Please revise to provide a description of your Non-Employee
Director Stock Option Plan, the terms of the Plan and the number of stock options authorized for grant and outstanding shares under the
Plan.



Note 13:  Related Parties

-Operating Leases

17. We note you leased a Luby`s restaurant located in Dallas from PHCG Investments until it was closed in 2003 under the terms of a ground lease. Further we note you entered into a lease termination agreement with a third party unaffiliated with the Pappas entities.
Tell us supplementally and expand to disclose how you accounted for this transaction under GAAP that resulted in a gain to you of $735,000 and where the gain is reflected in your Statements of Operations for 2003.

Note 15:  Per Share Information

18. Please disclose the outstanding securities that could
potentially
dilute basic earnings per share in the future, but were not
included
in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented. Also, tell us if you considered the effect of the convertible shares
outstanding
under your Phantom Stock Plan in your dilutive earnings per share calculation for income from continuing operations for fiscal year
2004.   Refer to the guidance provided in paragraph 40(c) of SFAS
128.

Note 16:  Quarterly Financial Information (unaudited)

19. We note in your quarterly financial information you present a measure of gross profit which is not consistent with your income statement presentation. Please revise to include a note to your quarterly data as to how such measure is calculated from your income statement or remove such measure from the footnote.

Form 10-Q for the Quarterly Period Ended November 17, 2004

20. Please address our comments on Form 10-K in your 2005 Form 10-Q, where applicable.

Results of Operations
-Quarter ended November 17, 2004 compared to the quarter ended
November 19, 2003, page 19

21. We note from your MD&A that you wrote-off store equipment in the
first quarter of 2005 and recorded such write-off within the non-operating income on your Statements of Operations. Please revise to include such impairment loss within income from continuing
operations
and provide the required disclosures outlined in paragraph 25 and
26
of SFAS 144.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and indicates your intent to include the requested disclosures in future filings. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jeffrey Sears, Staff Accountant, at (202)
824-
5646, Michele Gohlke, Senior Staff Accountant, at (202) 942-7903 or me at (202) 942-1936 if you have questions regarding these comments on the financial statements and related matters.

      Sincerely,



							Linda Cvrkel
							Branch Chief


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Mr. Ernest Pekmezaris
Luby's Inc.
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